EXHIBIT 99.1

Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, unless otherwise stated)

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information. The consolidated financial statements have been audited by KPMG LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Peter Hardie

Peter Hardie

Chief Financial Officer

February 28, 2020

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Equinox Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Equinox Gold Corp. (the Company) as at December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in note 2(e) to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Equinox Gold Corp.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2016

Vancouver, Canada
February 28, 2020

Consolidated Statements of Financial Position

As at December 31, 2019 and 2018

(Expressed in thousands of United States dollars)

	Note	2019	2018

Assets

Current assets
Cash and cash equivalents		$67,716	$60,822
Accounts receivable, prepaid expenses and deposits	6	31,784	21,409
Inventory	7	46,262	42,945
Marketable securities		988	1,782
Restricted cash - current	8	607	633
Derivative assets - current	14(a)	1,299	-
		148,656	127,591

Non-current inventory	7	141,578	100,543
Restricted cash	8	14,678	14,963
Exploration and evaluation assets	9	13,750	171,709
Mineral properties, plant and equipment	10	497,944	316,911
Deferred tax assets	21	-	1,064
Equity accounted investment	5(d)	7,162	-
Other assets	11	15,582	9,092
Total assets		$839,350	$741,873

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	12	$67,204	$55,065
Current portion of loans and borrowings	13	61,574	54,704
Other current liabilities		3,145	396
		131,923	110,165

Loans and borrowings	13	202,475	159,855
Derivative liabilities	14(b)	56,146	18,861
Reclamation obligations	15	29,885	23,546
Other long-term liabilities	16	5,150	10,596
Deferred tax liabilities	21	10,712	9,552

Total liabilities		436,291	332,575

Shareholders’ equity
Share capital	17	505,686	491,100
Reserves		27,959	15,402
Deficit		(130,586)	(111,723)

Equity attributable to Equinox Gold shareholders		403,059	394,779

Non-controlling interests	5(d)	-	14,519

Total equity		403,059	409,298
		$839,350	$741,873

Commitments and contingencies (notes 10 and 28)
Subsequent events (notes 1 and 5(a))

The accompanying notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board of Directors

“Ross Beaty”	“Lenard Boggio”
Director	Director

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2019	2018

Revenue		$281,697	$30,159
Operating expenses	18	(159,198)	(19,028)
Depreciation and depletion		(38,645)	(4,201)
Earnings from mine operations		83,854	6,930

Exploration		(8,754)	(12,232)
General and administration	19	(19,976)	(16,461)
Asset impairments		-	(13,283)
Income (loss) from operations		55,124	(35,046)

Finance expense		(17,537)	(6,698)
Finance income		1,950	4,436
Other income (expense)	20	(52,723)	238
Net income (loss) before taxes		(13,186)	(37,070)
Current tax expense	21	(7,250)	(468)
Deferred tax recovery (expense)	21	112	(1,867)
Net loss from continuing operations		(20,324)	(39,405)
Loss from discontinued operations	5(e)	-	(27,491)
Net loss and comprehensive loss		$(20,324)	$(66,896)

Net loss from continuing operations attributable to
Equinox Gold shareholders		$(18,360)	$(38,741)
Non-controlling interests	5(d)	(1,964)	(664)
		$(20,324)	$(39,405)

Net loss and comprehensive loss attributable to
Equinox Gold shareholders		$(18,360)	$(65,534)
Non-controlling interests	5(d)	(1,964)	(1,362)
		$(20,324)	$(66,896)

Net loss per share from continuing operations, basic and diluted		$(0.16)	$(0.42)

Net loss per share, basic and diluted		$(0.16)	$(0.71)

Weighted average shares outstanding, basic and diluted		112,001,484	92,341,128

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars)

	Note	2019	2018

Cash provided by (used in):

Operations
Net loss for the year		$(20,324)	$(66,896)
Adjustments for:
Tax expense	21	7,138	2,335
Income taxes paid		(4,868)	-
Depreciation and depletion		39,129	4,773
Share-based compensation		5,123	5,649
Change in fair value of derivative liabilities	20	38,185	(19,002)
Unrealized foreign exchange gain		(685)	6,390
Finance expense		17,537	6,865
Finance fees paid		(17,500)	(6,410)
Loss on extinguishment of debt and production payment liability	13(b),(c)	14,123	1,299
Loss on sale of discontinued operation	5(e)	-	24,680
Impairment of assets		-	13,283
Impairment of value-added taxes receivable		-	3,772
Other		(1,717)	4,507
Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits		(4,200)	3,158
Inventory		(36,492)	(4,229)
Accounts payable and accrued liabilities		24,273	(3,181)

		59,722	(23,007)
Investing
Capital expenditures		(97,577)	(102,970)
Acquisition of Mesquite, net of cash acquired	5(a)	(12,451)	(144,335)
Deconsolidation of Solaris	5(d)	(2,135)	-
Other		870	6,633

		(111,293)	(240,672)
Financing
Draw down of debt facilities	13	189,661	192,000
Repayment of long-term debt	13	(136,888)	(817)
Proceeds from equity financings, net of issuance costs	17	-	87,042
Proceeds from Solaris financings, net of issuance costs	5(d)	3,446	-
Restricted cash	8	537	(10,596)
Other		240	691

		56,996	268,320

Effect of foreign exchange on cash and cash equivalents		1,469	(6,777)

Increase (decrease) in cash and cash equivalents		6,894	(2,136)

Cash and cash equivalents, beginning of year		60,822	62,958
Cash and cash equivalents, end of year		$67,716	$60,822

Supplemental cash flow information (note 23)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

(Expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Reserves	Deficit	Non-controlling interests	Total
December 31, 2017	80,949,759	$383,297	$12,742	$(38,794)	$8,131	$365,376
Shares issued to settle debenture (note 13(e))	3,703,703	15,504	-	-	-	15,504
Shares issued on exercise of shareholder anti-dilution right (note 17(b))	4,200,000	15,239	-	-	-	15,239
Shares issued in equity financings (note 17(b))	20,526,320	74,270	-	-	-	74,270
Shares issued in debt financings (note 17(b))	350,000	1,320	-	-	-	1,320
Shares issued on exercise of warrants, stock options and RSUs	695,619	3,937	(2,989)	-	-	948
Share issue costs	-	(2,467)	-	-	-	(2,467)
Share-based compensation	-	-	5,649	-	-	5,649
Transfer of assets to Solaris (note 5(d))	-	-	-	(7,395)	7,395	-
Disposal of interest in Koricancha Mill Joint Venture (note 5(e))	-	-	-	-	355	355
Net loss and comprehensive loss	-	-	-	(65,534)	(1,362)	(66,896)
December 31, 2018	110,425,401	$491,100	$15,402	$(111,723)	$14,519	$409,298
Shares issued to settle debenture (note 13(e))	2,227,835	10,110	-	-	-	10,110
Shares issued on exercise of warrants, stock options and RSUs (note 17)	799,127	4,476	(2,896)	-	-	1,580
Equity component of Convertible Notes (note 13(b))	-	-	10,217	-	-	10,217
Share-based compensation (note 17(c), (e))	-	-	5,236	-	-	5,236
Changes in non-controlling interest from equity offerings and other (note 5(d))	-	-	-	(503)	3,949	3,446
Deconsolidation of Solaris (note 5(d))	-	-	-	-	(16,504)	(16,504)
Net loss and comprehensive loss	-	-	-	(18,360)	(1,964)	(20,324)
Balance December 31, 2019	113,452,363	$505,686	$27,959	$(130,586)	$-	$403,059

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares also trade on the NYSE American Stock Exchange (“NYSE-A”) in the United States under the symbol “EQX” and its warrants also trade on the OTC Markets in the United States under the symbol “EQXWF”.

Equinox Gold is a gold mining company engaged in the development and operation of mineral properties. Its principal assets are the Mesquite Mine (“Mesquite”) in the United States which is in production, the Aurizona Mine (“Aurizona”) in Brazil that commenced production as of July 1, 2019, and the Castle Mountain Mine (“Castle Mountain”) in the United States, which is a development-stage project the Company expects to advance to production in 2020.

On January 28, 2020, the shareholders of the Company approved the acquisition of Leagold Mining Corporation (“Leagold”). Under the terms of the agreement, Leagold shareholders will receive 0.331 of an Equinox Gold share for each Leagold share held. The transaction is expected to close in March 2020 (note 5(a)).

On August 3, 2018, the Company finalized the distribution to its shareholders of 60% of the shares of Solaris Resources Inc. (“Solaris”), a subsidiary of the Company formed to hold its copper assets (note 5(d)). On August 21, 2018, the Company completed the sale of its 83% interest in the Koricancha Mill Joint Venture (“Koricancha”) in Peru (note 5(e)). On October 30, 2018, the Company completed its acquisition of Mesquite from New Gold Inc. (“New Gold”) (note 5(b)). The results of Solaris were consolidated with those of the Company to June 30, 2019 and the results of operations of Koricancha are presented as discontinued operations in these consolidated financial statements. The results of operations of Mesquite were consolidated from October 30, 2018.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At December 31, 2019, the Company had cash and cash equivalents of $67.7 million (December 31, 2018 - $60.8 million), working capital of $16.7 million (December 31, 2018 - $17.4 million) and $29.7 million (December 31, 2018 - $10 million) of undrawn debt facilities. The Company believes cash flows from operations are sufficient to achieve the Company’s current business objectives for at least the next 12 months. The Company has limited history of revenue from operations; as such, the Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

2. Basis of preparation
(a) Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) issued and outstanding as of December 31, 2019. These consolidated financial statements were approved and authorized for issuance by the Board of Directors on February 28, 2020.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

2. Basis of preparation (continued)
(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

Effective August 20, 2019, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share. As a result of the consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis. All common share numbers, numbers of shares issuable under options, warrants and restricted share units and related per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the share consolidation.

(c) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is defined as Equinox Gold having power over the entity, rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. All intercompany transactions and balances are eliminated on consolidation.

At December 31, 2019, the Company’s material subsidiaries include the following:

Company	Location	Ownership Interest
Castle Mountain Venture	USA	100%
Mineração Aurizona S.A. (“MASA”)	Brazil	100%
Western Mesquite Mines, Inc.	USA	100%

(d) Functional currency and presentation currency

Except as otherwise noted, these financial statements are presented in United States dollars (“US dollars”), the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair value, in which case it will be translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in income or loss. Foreign currency gains and losses are reported on a net basis.

(e) Changes in accounting standards

The Company adopted IFRS 16, Leases (“IFRS 16”) on January 1, 2019. A number of other new standards are effective from January 1, 2019, including IFRIC 23, Uncertainty over Income Tax Treatments, but they do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or leases where the underlying asset is of low value. Previously, the Company determined at contract inception whether an arrangement was or contained a lease in accordance with IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

2. Basis of preparation (continued)
Transition

The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

The Company leases various assets including equipment and offices that had previously been classified as operating leases under IAS 17. On transition, lease liabilities for these leases were measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. The average incremental borrowing rate at January 1, 2019 was 6.5%. The Company elected to measure the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•       Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•       Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

•       Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The Company did not have any leases classified as finance leases under IAS 17 on the adoption date.

On transition to IFRS 16, the Company recognized right-of-use assets and lease liabilities for its office leases, resulting in an increase to property, plant and equipment of $0.2 million at January 1, 2019. A corresponding lease liability was recognized for $0.2 million in other long-term liabilities. Right-of-use assets are presented within the applicable category of mineral property, plant and equipment and lease liabilities are presented in other liabilities in the statement of financial position.

A reconciliation of lease commitments as reported at December 31, 2018 to the lease liabilities recorded at January 1, 2019 is as follows:

Operating lease commitments at December 31, 2018	$307
Impact of discounting using the incremental borrowing rate at January 1, 2019	(25)
Recognition exemption for leases with less than 12 months of lease term at transition	(53)
$229

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

2. Basis of preparation (continued)

Impact on financial statements
Information about leases for which the Company is a lessee is presented below.
Right-of-use assets
	Plant and equipment	Computer & office equipment
Balance - January 1, 2019	$-	$229
Additions	782	537
Depreciation	(202)	(225)
Balance - December 31, 2019	$580	$541
Lease liabilities
		December 31, 2019
Current lease liabilities included in other current liabilities		$501
Non-current lease liabilities included in other long-term liabilities		848
		$1,349

3. Significant accounting policies
(a) Business combinations

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs but can be integrated with the inputs and processes of the Company to create outputs.

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)
(b) Revenue recognition
Revenue is generated from the sale of gold doré with each shipment considered a separate performance obligation. The Company recognizes revenue at the point when the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the customer controls the risks and rewards of ownership and the Company has the present right to payment for the delivery of gold doré. Sales proceeds from saleable gold produced during the testing phase before a mine is determined to be operating in the manner intended by management is deducted from capitalized mine development costs.
(c) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand with banks and highly liquid investments with a maturity date at purchase of less than 90 days.
(d) Restricted cash
Restricted cash consists of deposits held as security for income tax assessments and letters of credit.
(e) Inventory

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production and selling costs to convert the inventories into saleable form.

The recovery of gold from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in ore. The resulting solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests and purchase price allocations. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold or other metal contained in ore on leach pads is to be recovered over a period exceeding 12 months, that portion is classified as non-current.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)

Consumable stores inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Write-downs of inventory are reported in current period operating costs. The Company may reverse a write-down in the event there is a subsequent increase in the net realizable value of the inventory.

(f) Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.

The Company capitalizes significant direct costs of acquiring resource property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration, evaluation and property maintenance costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves are expensed as incurred up to the date of establishing that property costs are economically recoverable, that the project is technically feasible and upon receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent upon the Company obtaining necessary permits and licenses to develop the mineral property. When approval for project development is received, the related capitalized exploration and evaluation costs are assessed for impairment and the related carrying value is then reclassified to mineral property. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the property is determined to be uneconomical or abandoned. Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and non-compliance with regulatory requirements or title may be affected by undetected defects.

(g) Mineral properties, plant and equipment
(i) Mineral properties and mine development costs

Development expenditures are those incurred subsequent to the establishment of economic recoverability and after receipt of project approval from the Board of Directors. Development costs are capitalized and included in the carrying amount of the related property.

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated life of the proven and probable reserves.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)
(ii)	Deferred stripping costs

Stripping activity that improves access to ore is accounted for as an addition to or enhancement of an existing asset. Stripping activity assets are recognized when the following three criteria are met:

•    It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

•    The Company can identify the component of the ore body for which access has been improved; and

•   The costs relating to the stripping activity associated with that component can be measured reliably.

During the development of a mine, stripping costs are capitalized and included in the carrying amount of the assets that they relate to within mineral properties, plant and equipment. These assets are amortized on a units-of-production basis over the remaining proven and probable reserves of the respective components.

During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as costs of sales and included in operating expenses.

(iii)	Plant and equipment

Plant and equipment is carried at cost, less accumulated amortization and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located and, where applicable, borrowing costs.

The carrying amounts of plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

	Asset Class	Estimated useful life (years)
	Fixed plant & related components and infrastructure	Units-of-production over life of mine
	Mobile equipment	3-10 years

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)
(h) Goodwill

Goodwill may arise on or from the Company’s acquisitions and is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of an operation, which is the cash-generating unit to which goodwill has been allocated, exceeds the recoverable amount, an impairment loss is recognized for the amount of the excess.

The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the operation to nil and then to the other assets based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.

(i) Financial instruments

Financial instruments are recognized initially at fair value. Subsequent to initial recognition, financial instruments are classified and measured as described below.

Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

(i)     Amortized cost

Financial assets are recorded at amortized cost if both of the following criteria are met: 1) the objective of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’.

The Company’s cash and cash equivalents, accounts receivable and deposits, accounts receivable from Serabi Gold plc, Inca One Gold Corp. and the sale of Elk Gold, and reclamation bonds are recorded at amortized cost as they meet the required criteria.

(ii)     Financial assets recorded at fair value through income (loss)

Financial assets are classified at fair value if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in net income (loss). The Company’s marketable securities are classified as financial assets measured at fair value through income (loss).

(iii)     Financial liabilities

Accounts payable and accrued liabilities, loans and borrowings and certain other long-term liabilities are accounted for at amortized cost using the effective interest rate method. The amortization of debt issue costs is calculated using the effective interest rate method.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)
(j) Derivative liabilities

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed. The Company’s derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in net income or loss.

As the exercise price of certain of the Company’s share purchase warrants is fixed in Canadian dollars, and the functional currency of the Company is the US dollar, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX for warrants that are trading.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

(k) Leases

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs and, if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.

(l) Provisions
(i) Reclamation and restoration provisions

The Company is subject to environmental laws and regulations. Provisions for closure and reclamation costs are recognized at the time the legal or constructive obligation first arises which is generally the time that the environmental disturbance occurs. Upon initial recognition of the provision, the corresponding cost is added to the carrying amount of mineral properties, plant and equipment and is amortized using the same method as applied to the specific asset. Following the initial recognition of the provision, the carrying amount is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized in mineral properties, plant and equipment.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendment to laws and regulations, changes in technologies, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available. Such changes are reflected prospectively in the determination of the provision.

(ii) Other provisions
A provision is recognized if, because of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflect the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance expense.
(m) Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. Proceeds related to the issuance of units are allocated between the common shares and warrants on a relative fair value basis where warrants are classified as equity instruments. For warrants classified as derivative liabilities, the fair value of the warrants is determined with the residual amount allocated to the common shares.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)
(n) Impairment
(i) Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested for impairment at least annually regardless of whether an indicator of impairment exists.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash generating unit” or “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. An impairment charge is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. An impairment loss for goodwill is not reversed.

(ii) Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial assets is measured at an amount equal to lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset and amount equal to the twelve month expected credit losses. For trade receivables, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)
(o) Share-based payments
(i) Stock options

The Company grants stock options to acquire common shares to directors, officers and employees. The Board of Directors determines the specific grant terms within the limits set by the Company’s stock option plan.

The fair value of the estimated number of stock options that will eventually vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period of the stock options, with a corresponding increase in shareholders’ equity (in other reserves). The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date.

The cost of the stock options is measured using the estimated fair value at the date of the grant determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of the options granted is determined based on historical data on the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgement.

(ii) Restricted share units (“RSUs”)

The Company grants to employees, officers, directors and consultants, RSUs in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU Plan are exercisable into common shares for no additional consideration after the vesting conditions, as specified by the Board of Directors, are met. RSUs are measured at fair value on the date of grant and the corresponding share-based compensation is recognized over the vesting period in cost of sales, exploration or general and administration expenses, as applicable.

In addition to service conditions, RSUs may have performance-based vesting conditions (“pRSU”). Share-based compensation for these pRSUs is measured on the grant date but is recognized only when it is more likely than not that the performance vesting conditions will be met.

(p) Employee benefits
Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefits.
(q) Borrowing costs
Borrowing costs directly attributable to the acquisition, construction/development or exploration of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed as finance expense in the period in which they are incurred.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

3. Significant accounting policies (continued)
(r) Income tax

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is recognized for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, temporary differences arising on the initial recognition of goodwill and temporary differences relating to the investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when they are related to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(s) Income (loss) per share
Basic income (loss) per share (“EPS”) is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise warrants, options and RSUs. The dilutive effect of warrants, options and RSUs assumes that the proceeds to be received on exercise are applied to repurchase common shares. Dilutive warrants, options and RSUs are only included in the dilutive calculations to the extent exercise prices are below the average market price of the common shares.
(t) Comparative information
Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material.

4. Use of judgements and estimates
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

4. Use of judgements and estimates (continued)
(a) Judgements
(i) Commencement of commercial production
Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Until a mine is capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were assessed over a reasonable period to make this determination. The Company determined that Aurizona was capable of operating at levels intended by management effective July 1, 2019. A minimum of 80% of planned output and/or design capacity measures over a 30-day period was utilized in determining the appropriate timing.
(ii) Investments
Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. During the year ended December 31, 2019, the Company determined that Solaris was no longer a controlled subsidiary as the Company’s ownership interest reduced to approximately 30% as a result of the completion of external financings, and Solaris was self-sustaining for an extended period with no capital injections made by Equinox Gold. The Company determined that it retained significant influence over Solaris, and accounts for its interest using the equity method effective June 30, 2019.
(iii) Acquisitions
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of Mesquite on October 30, 2018 met the criteria of a business combination.
(iv) Indicators of impairment
Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.
(v) Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

4. Use of judgements and estimates (continued)
(vi) Contingencies
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.
(b) Key sources of estimation uncertainty
(i) Fair value of assets and liabilities acquired

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisitions are disclosed in note 5.

(ii) Estimated recoverable ounces
The Company estimates recoverable ounces for determining the number of ounces in heap leach inventory. Changes to the estimates of recoverable ounces in the heap leach inventory can impact the Company’s ability to recover the carrying value of the inventory in the normal course of operations. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.
(iii) Inventory valuation
Management values production inventory at the lower of weighted average production costs and net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold is recovered.
(iv) Impairment of mineral properties, plant and equipment
The determination of fair value less costs to sell and value in use of an asset or CGU requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty, hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the asset or CGU. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in net income (loss).

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

4. Use of judgements and estimates (continued)
(v) Mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact depreciation and amortization rates, asset carrying values and the provision for closure and restoration costs.

(vi) Mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Assumptions with respect to the Company’s mine closure and reclamation costs are disclosed in note 15.

(vii) Valuation of derivatives and other financial instruments
The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in Canadian dollars is based on an option pricing model that uses assumptions with respect to share price, expected life, share price volatility and discount rates. Measurement of embedded derivatives such as interest rate floors and prepayment options require estimates of future yield curves and credit spread. Measurement of foreign exchange contracts are based on forward foreign exchange rates. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in net income (loss). Significant assumptions related to derivatives are disclosed in note 14.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

4. Use of judgements and estimates (continued)
(viii) Share-based payments
The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers and employees. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in note 17(c).
(ix) Income taxes and value-added taxes receivable

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company has receivables from various governments for federal and state value-added taxes (“VAT”), and for federal income taxes. Significant estimates and judgements are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in net income (loss).

(x) Contingencies
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

5. Acquisitions and divestitures
(a) Leagold merger

On January 28, 2020, the shareholders of the Company approved the acquisition of 100% of the issued and outstanding shares of Leagold (the “Transaction”). Under the terms of the Transaction, Leagold shareholders will receive 0.331 of an Equinox Gold share for each Leagold share held.  Leagold is a publicly traded gold mining company with four operating mines, one development project and one expansion project, all located in the Americas including the Los Filos Mine Complex in Mexico, and the Fazenda, RDM, Pilar and Santa Luz mines in Brazil.

The Supreme Court of British Columbia issued its final order approving the arrangement with Leagold on January 30, 2020, the Mexican Comisión Federal de Competencia Económica issued its clearance decision on February 28, 2020, and the Company has received conditional approval from the TSX and NYSE-A stock exchanges. Assuming other customary terms and conditions related to the transaction are met, the transaction and concurrent financing are expected to close in the second week of March 2020.  Acquisition related costs incurred in 2019 amounting to $1.3 million have been expensed in 2019 and are presented as transactions costs within professional fees.

Concurrent with the Transaction, the Company is arranging a $670 million financing package comprised of an at-market $40 million private placement of the Company’s common shares, a new $130 million convertible debenture issued to Mubadala Investment Company, and a $400 million corporate revolving credit facility and $100 million term loan.  Proceeds from the financings will be used to repay the existing revolving credit facilities of the two companies.

(b) Acquisition of Mesquite

On October 30, 2018, the Company completed the acquisition of Mesquite in California from New Gold for cash consideration of $158 million before closing adjustments (the “Mesquite Acquisition”).

At December 31, 2018, the purchase consideration included a working capital adjustment estimated at $9.1 million.  As part of the purchase agreement, Equinox Gold also agreed to distribute to New Gold certain Alternative Minimum Tax (“AMT”) credits recorded as of the closing date as the AMT credit amounts are realized by the Company.

During the first quarter of 2019, the Company finalized the working capital adjustment with New Gold, resulting in an increase in consideration paid of $3.4 million.  During the third quarter of 2019, the Company adjusted the fair values of heap leach inventory and mineral properties, plant and equipment.  Management determined that there were a higher number of ounces in the heaps that would be recoverable over a longer period of time, resulting in an increase of $48.1 million to inventory.  Consequently, the value attributed to mineral properties, plant and equipment was reduced by $52.5 million as a result of application of an economic obsolescence provision.  The deferred tax asset was also adjusted based on the benefit expected to be realized from the tax attributes acquired. The Company finalized the purchase price allocation in the fourth quarter of 2019.

As a result of the change in fair values of consideration transferred and assets acquired, the bargain purchase gain recognized on acquisition was reduced by $14.6 million from $15.2 million to $0.6 million and operating expenses for the year ended December 31, 2018 increased by $1.1 million to reflect the impact of the adjustments to the fair value of assets and liabilities acquired.   Comparative figures have been recast to reflect these adjustments.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

5. Acquisitions and divestitures (continued)
Preliminary		Adjustments	Total
Cash consideration	$158,000	$-	$158,000
Working capital adjustment	9,063	3,388	12,451
Total consideration paid	$167,063	$3,388	$170,451

The purchase consideration was allocated as follows:

Net assets/(liabilities) acquired	Reported as of December 31, 2018	Adjustments	Final allocation
Cash and cash equivalents	$13,665	$-	$13,665
Accounts receivables, prepaids expenses and deposits	1,842	-	1,842
Inventory	91,975	48,097	140,072
Current tax receivable	2,779	(2,003)	776
Mineral property, plant and equipment	95,736	(52,542)	43,194
Other assets	75	-	75
Deferred tax assets	5,319	(4,255)	1,064
Accounts payable and accrued liabilities	(11,267)	(494)	(11,761)
Reclamation obligation	(17,675)	-	(17,675)
Other liabilities	(150)	-	(150)
Fair value of Mesquite net assets acquired	$182,299	$(11,197)	$171,102
Bargain purchase gain recognized in net loss at October 30, 2018	$15,236	$(14,585)	$651

Consolidated revenue for the year ended December 31, 2018 includes revenues from Mesquite of $30.2 million. Consolidated net loss for the year ended December 31, 2018 includes pre-tax net income from Mesquite of $6.8 million. Had the transaction occurred January 1, 2018, pro-forma unaudited consolidated revenue and pre-tax net loss from continuing operations for the year ended December 31, 2018 would have been approximately $176 million and $32 million, respectively.
(c) Sale of Elk Gold

The Elk Gold project is located near Merritt, British Columbia, Canada within the Similkameen Mining District and consists of 27 contiguous mineral claims and one mining lease covering 16,566 hectares. During 2018, the Company determined it would no longer perform exploration or development work at Elk Gold and recognized an impairment loss of $9.9 million.

On May 16, 2019, the Company sold its 100% interest in the Elk Gold project for gross proceeds of $7.4 million (C$10.0 million) comprised of: (i) $0.7 million (C$1.0 million) cash payment received on closing; and a (ii) $6.7 million (C$9.0 million) non-interest bearing promissory note payable in annual instalments of $2.2 million (C$3.0 million) commencing two years from closing. The total amount due under the promissory note may be adjusted such that if the buyer pays an additional C$7 million within two years from closing, that will represent full and final payment; or if the buyer pays an additional C$8.5 million within three years from closing, that will represent full and final payment.

The fair value of consideration received was determined to be $5.2 million, of which $4.4 million is included in other receivables. The fair value of the consideration was determined by discounting the expected cash flows using a discount rate of 15%. The Company recorded a gain on disposal of Elk Gold of $0.1 million in other income for the year ended December 31, 2019.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

5. Acquisitions and divestitures (continued)
(d) Distribution of shares of Solaris

On August 3, 2018, pursuant to a plan of arrangement (the “Arrangement”) approved by the shareholders of Equinox Gold, the business of Equinox Gold was reorganized into two companies: Equinox Gold and Solaris and all of the Company’s copper assets were transferred to Solaris.

As a result of the Arrangement, common shares of Solaris (the “Solaris Shares”) were distributed to Equinox Gold shareholders such that each shareholder received: (i) one new common share of Equinox Gold for each common share of Equinox Gold held; and (ii) one-tenth of a Solaris Share for each common share of Equinox Gold held. Equinox Gold warrants, options and restricted share units were adjusted pursuant to the Arrangement to be exercisable into shares of both companies.

Upon completion of the Arrangement, Equinox Gold’s shareholders collectively held 60% of Solaris Shares, with the remaining 40% interest held by Equinox Gold. At the time of the distribution, the Company determined the transaction did not result in a loss of control. The transaction was accounted for as a distribution of non-cash assets to non-controlling interests at carrying value, without gain or loss, and resulted in an increase in non-controlling interests of $7.4 million with a corresponding increase in deficit.

The closing of the Arrangement resulted in the following assets and liabilities being distributed to Solaris on August 3, 2018:

Cash	$618
Accounts receivable and prepaid expenses	32
Exploration and evaluation assets	19,899
Property, plant and equipment	48
Accounts payable and accrued liabilities	(484)
$20,113

On March 19, 2019, Solaris completed a private placement issuing 15.7 million common shares at a price of C$0.25 per common share for gross proceeds of $3.0 million (C$3.9 million). On June 20, 2019, Solaris completed a further private placement issuing 2.5 million common shares at a price of C$0.25 per common share for gross proceeds of $0.5 million (C$0.6 million). The Company did not participate in these private placements. The Company recorded a dilution loss of $0.5 million as a result of these private placements in equity.

In June 2019, the Company determined that Solaris was no longer a controlled subsidiary due to the dilution of its interest in Solaris to approximately 32% and the fact that Solaris was self-sustaining for an extended period. On the date control was lost, the Company recorded its interest retained in Solaris at fair value. The Company recorded a gain of $2.3 million on loss of control in other income.

On November 18, 2019, Solaris completed a further private placement of units. The Company subscribed for 6.9 million units in exchange of the cancellation of $2.1 million (C$2.8 million) receivable from Solaris. Each unit is comprised of one common share and one-half of a share purchase warrant. Each full warrant entitles the Company to purchase one common share of Solaris at a price of C$0.60 over a three-year period. Consequently, the Company maintained its pro-rata interest in Solaris at approximately 32%. No gain or loss was recognized on settlement of the related party receivable.

On December 30, 2019, Solaris completed a non-brokered private placement of units. The Company did not participate in this private placement. As a result of the share issuance, the Company’s interest in Solaris decreased to 30%. At December 31, 2019, the Company recorded a dilution gain of $0.6 million in other income (expense). For the year ended December 31, 2019, the Company recorded an equity loss from its investment in Solaris of $0.9 million in other income (expense).

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

5. Acquisitions and divestitures (continued)
(e) Sale of Koricancha

On August 21, 2018, the Company completed the sale of the Company’s interest in the Koricancha Mill Joint Venture (“Koricancha”) to Inca One Gold Corp. (“Inca One”) and the settlement of the related 3.5% gold stream obligation for gross consideration of C$15.9 million ($12.1 million) as follows:

•     51.3 million common shares of Inca One (representing a 19.99% interest) valued at $2.0 million;

•    A $6.8 million promissory note payable in: (i) three annual installments of $1.9 million in cash or shares of Inca One at the option of Inca One, and (ii) one installment of $1.1 million in cash two years from closing;

•    Payments of up to $2.2 million related to certain recoverable taxes of Koricancha, contingent on collection of these amounts by Inca One over a five-year period; and

•      A working capital adjustment payment of $1.1 million payable in cash to Equinox Gold three years from closing.

Inca One’s option to settle certain payments in common shares is subject to the Company not owning more than 19.99% of Inca One subsequent to such settlement.

In connection with the sale of Koricancha, the 3.5% stream on gold production from Koricancha was extinguished with payment to the stream holder of: (i) 51.3 million common shares of Inca One valued at $2.0 million and issued directly to the stream holder by Inca One; and (ii) $1.9 million in cash two years from closing to be paid by the Company to the stream holder. The Company accounted for the $1.9 million it is required to pay as a cost to sell Koricancha. The Company granted to the stream holder a put option, which, if exercised, would require the Company to purchase from the stream holder the above-mentioned Inca One shares issued on settlement of the stream at a price of C$0.068 per Inca One common share. The put option is exercisable from August 21, 2021 until such time all of the Inca One shares have been either put back to the Company or sold by the stream holder. Exercise of the put option is subject to the Company not owning more than 19.99% of Inca One subsequent to such exercise.

The fair value of the net consideration totaled $7.7 million which included the fair value of the common shares of Inca One received by the Company, the fair value of the future cash payments to be received for the promissory note, working capital adjustment payment and recoverable tax payment and the future cash payment to the stream holder, discounted at 10% per annum. The fair value of the put option was not material.

At June 30, 2018, the Company had classified the assets and liabilities of Koricancha as assets and liabilities held for sale and measured the asset group at the lower of carrying value and its estimated fair value less costs to sell (“FVLCS”) which resulted in an impairment charge of $24.1 million. The net loss from discontinued operations for the year ended December 31, 2018 included the change in estimated FVLCS from June 30, 2018 to the final purchase consideration received, less disposal costs.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

5. Acquisitions and divestitures (continued)

Consideration, net of costs to sell	$7,731
Less: Carrying value of Koricancha net assets as of August 20, 2018	(8,248)
Other closing adjustments	(28)
Net loss on sale	(545)
Impairment	(24,135)
Total loss from discontinued operation for the year ended December 31, 2018	$(24,680)

The net loss from Koricancha for the year ended December 31, 2018 was presented as a discontinued operation and is set out below:

2018
Revenues	$17,284
Operating costs	(19,346)
Amortization	(420)
Impairment	(24,680)
Loss from operations	$(27,162)
Other income (expense)	(329)
Net loss from discontinued operation	$(27,491)
Net loss from discontinued operation attributable to:
Equinox Gold shareholders	(26,793)
Non-controlling interests	(698)
$(27,491)

Loss per share from discontinued operation attributable to Equinox Gold shareholders - basic and diluted	$(0.30)

Comparative cash flows have not been re-presented to include Koricancha as a discontinued operation. The cash flows from discontinued operation for 2018 is as follows:

2018
Net cash flows from operating activities	$(2,024)
Net cash flows from investing activities	(236)
Net cash inflows (outflows)	$(2,260)

6. Accounts receivable, prepaid expenses and deposits
	Note	December 31, 2019	December 31, 2018
Value-added and income tax receivables	6(a)	$12,181	$5,276
Due from Serabi Gold plc	6(b)	12,033	10,909
Receivable from Inca One	5(e)	2,716	1,706
Other receivables		460	685
Prepaid expenses and deposits		4,394	2,833
		$31,784	$21,409

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

6. Accounts receivable, prepaid expenses and deposits (continued)

(a)   The Company has VAT receivable from the Brazilian federal government totaling $12.8 million (BRL $51.5 million) (2018 - BRL $12.9 million). As an exporter, the Company’s sales are not subject to VAT. Federal VAT receivable may be used to offset other taxes payable including income and payroll taxes. As at December 31, 2019, $3.4 million (2018 - $nil) of the federal VAT receivable was included in other assets as they are expected to be recovered over a period which exceeds twelve months.

At December 31, 2019, the Company has VAT receivable from the Maranhão state government totaling $1.1 million (BRL $4.5 million) (2018 - BRL $4.6 million) net of an impairment provision. During 2019, the state government certified the balance of VAT receivable. The Company is in the process of identifying a buyer to sell all or a portion of these credits.

(b) In December 2019, the share and debt purchase agreement between the Company and Serabi Gold plc (“Serabi”) in respect of the purchase of Coringa (note 13(d)) was amended to extend the maturity date of the third and final instalment of $12.0 million from December 19, 2019 to March 31, 2020. The receivable incurs interest at a rate of 10% per annum. The receivable is secured by a pledge in the Company’s favour on the shares of Chapleau Resources Ltd.

7. Inventory
	December 31, 2019	December 31, 2018
Heap leach ore (current and non-current)	$158,598	$127,077
Less: Non-current portion of heap leach ore	(141,578)	(100,543)

Current portion of heap leach ore	17,020	26,534
Stockpiles	9,776	-
Work-in-process	6,366	5,475
Supplies	12,329	10,005
Finished goods	771	931
Current inventory	$46,262	$42,945
Non-current inventory relates to heap leach ore at Mesquite not expected to be recovered in the next year.

8. Restricted cash
Restricted cash is cash and cash equivalent amounts whose withdrawal or use under the terms of certain contractual agreements is restricted.
	Note	December 31, 2019	December 31, 2018
Letters of credit		$1,406	$633
Credit facility financial covenant compliance		-	7,500
Brazil income tax insurance bond collateral	28	13,879	7,463

Total restricted cash		15,285	15,596
Less: Current portion of restricted cash		(607)	(633)
Non-current portion of restricted cash		$14,678	$14,963

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

9. Exploration and evaluation assets
Exploration and evaluation assets are comprised of acquisition costs for the following properties:
	December 31, 2019	December 31, 2018
Castle Mountain	$-	$133,060
Aurizona	13,750	13,750
Elk Gold	-	5,000
Solaris	-	19,899
	$13,750	$171,709
In October 2019, the Board of Directors approved construction of Phase 1 at Castle Mountain. As a result, the Company transferred $133.1 million in Castle Mountain from exploration and evaluation assets to mineral properties (note 10).

10. Mineral properties, plant and equipment
Mineral properties		Plant and equipment	Pre-development assets	Construction in-progress	Other	Total
Cost

Balance - December 31, 2017	$72,592	$47,873	$44,194	$-	$223	$164,882
Acquisition of Mesquite (note 5(b))	27	43,167	-	-	-	43,194
Additions	308	2,285	-	123,124	38	125,755
Impairment	-	(4,448)	-	(206)	(13)	(4,667)
Transfers	-	-	(44,194)	44,194	-	-
Disposals	-	(9,270)	-	(570)	(89)	(9,929)
Change in reclamation cost asset	1,465	-	-	-	-	1,465
Balance - December 31, 2018	$74,392	$79,607	$-	$166,542	$159	$320,700
Additions	16,924	(6,641)	-	78,748	942	89,973
Transfers	55,318	133,694	-	(200,038)	1,089	(9,937)
Transfer from exploration and evaluation assets (note 9)	133,060	-	-	-	-	133,060
Disposals	-	(1,758)	-	-	(74)	(1,832)
Change in reclamation cost asset	6,080	-	-	-	-	6,080
Balance - December 31, 2019	$285,774	$204,902	$-	$45,252	$2,116	$538,044

Accumulated depreciation

Balance - December 31, 2017	$-	$1,167	$-	$-	$43	$1,210
Additions	326	4,135	-	-	87	4,548
Disposals	-	(1,939)	-	-	(30)	(1,969)
Balance - December 31, 2018	$326	$3,363	$-	$-	$100	$3,789
Additions	12,682	24,136	-	-	294	37,112
Disposals	-	(766)	-	-	(35)	(801)
Balance - December 31, 2019	$13,008	$26,733	$-	$-	$359	$40,100

Net book value:
At December 31, 2018	$74,066	$76,244	$-	$166,542	$59	$316,911
At December 31, 2019	$272,766	$178,169	$-	$45,252	$1,757	$497,944

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

10. Mineral properties, plant and equipment (Continued)

During the year ended December 31, 2019, the Company capitalized $41.7 million (2018 - $121.7 million) of construction costs at Aurizona, which includes interest and accretion on the Aurizona project debt totaling $5.1 million (2018 - $6.5 million). Pre-production income of $5.6 million earned during the ramp-up of Aurizona was deducted from construction-in-progress.

On commencement of commercial production at Aurizona on July 1, 2019, the Company transferred $195.3 million from construction-in-progress to mineral properties ($53.5 million) and plant and equipment ($131.9 million). In addition, $9.9 million was transferred from construction-in-progress to inventory. In September 2019, the Company recognized $11.3 million as a reduction to mineral properties, plant and equipment related to a recoverable credit for value-added taxes paid that was made available during Aurizona construction.

During the year ended December 31, 2019, the Company capitalized to construction-in-progress $21.0 million of costs at Castle Mountain.

Certain of the Company’s mining properties are subject to royalty arrangements based on their net smelter returns (“NSR”s) or gross revenues. At December 31, 2019, the Company’s significant royalty arrangements were as follows:
Mineral property	Royalty arrangements
Mesquite	0.5%-7% NSR
Aurizona	1.5% of gross sales; 3%-5% sliding scale NSR based on gold price
Castle Mountain	2.65% NSR

11. Other assets (continued)
	Note	December 31, 2019	December 31, 2018
Long-term receivable from Inca One	5(e)	4,800	5,923
Elk Gold receivable	5(c)	4,469	-
Value-added taxes receivable	6(a)	$3,422	$-
Deferred financing costs		1,801	936
Consumable stores inventory		-	1,392
Derivative assets	14(a)	341	-
Other receivables and deposits		749	841
		$15,582	$9,092

12. Accounts Payable and Accrued Liabilities
	Note	December 31, 2019	December 31, 2018
Trade payables		45,057	21,227
Capital related		18,833	18,153
Working capital adjustment payable	5(b)	-	12,451
Accrued interest		1,553	1,480
Income taxes payable		1,761	1,754
		67,204	55,065

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

13. Loans and borrowings
	Note	December 31, 2019	December 31, 2018
Revolving Credit Facility	13(a),(c)	$116,625	$97,858
Convertible Notes	13(b)	125,850	-
Sprott Facility	13(b)	-	18,249
Aurizona Construction Facility	13(b)	-	68,831
Standby Loan	13(d)	12,000	11,803
Debenture	13(e)	9,574	17,818

		264,049	214,559
Less: Current portion of loans and borrowings		(61,574)	(54,704)
Non-current portion of loans and borrowings		$202,475	$159,855

(a) Revolving Credit Facility

On April 11, 2019, the Company converted its $100 million Mesquite Acquisition Credit Facility into a senior secured $130 million corporate revolving credit facility (the “Revolving Credit Facility”) with the existing syndicate of lenders led by the Bank of Nova Scotia. Under the terms of the Revolving Credit Facility, $100 million was available immediately and outstanding at closing. The remaining $30 million was made available in late June 2019 upon registration of certain security documents, the achievement of certain production metrics at Aurizona and the satisfaction of customary conditions. The Revolving Credit Facility matures on October 30, 2022, at which date it must be repaid in full, and bears interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios.

Until certain operating performance criteria are met at Aurizona, credit availability reductions of $40 million will be required on December 31, 2020 and 2021 and amounts drawn in excess of the reduced credit availability would become due. On achievement of the performance criteria, no further principal payments will be due until maturity of the facility. As at December 31, 2019, these criteria had not been met.

The Company determined that amending the Mesquite Acquisition Credit Facility to become the Revolving Credit Facility was a non-substantial modification of the existing outstanding debt. The Company recognized a gain on modification of debt of $0.9 million to reflect the adjusted amortized cost of the drawn portion of the Revolving Credit Facility, recorded within other income (expense). Additional transaction costs of $1.0 million were incurred in relation to the Revolving Credit Facility, of which $0.8 million was allocated to the drawn portion and $0.2 million has been recognized as deferred financing costs within other assets related to the remaining $30 million loan commitment. The carrying value of the drawn portion is accreted to the principal amount over the term of the Revolving Credit Facility using an effective interest rate of 6.3%.

The Revolving Credit Facility is secured by first-ranking security over all present and future property and assets of the Company. The Revolving Credit Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio and leverage ratio. As at December 31, 2019, the Company is in compliance with these covenants.

(b) Convertible Notes
On April 11, 2019, the Company issued $130 million in Convertible Notes to Mubadala Investment Company (“Mubadala”) and on May 7, 2019, pursuant to a pre-existing investor rights agreement, the Company issued $9.7 million in additional convertible notes (referred to together with the Mubadala notes as the “Notes”) to Pacific Road Resources Funds (“Pacific Road”).

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

13. Loans and borrowings (continued)

The Notes mature on April 12, 2024 and bear interest at a fixed rate of 5% per year payable quarterly in arrears. The Notes are convertible at the holder’s option into common shares of the Company at a fixed conversion price of US$5.25 per share. Holders may exercise their conversion option at any time, provided that the holder owns less than 20% of the outstanding common shares of the Company. On or after October 11, 2022, the Company has a call right that may be exercised if the 90-day volume weighted average price (“VWAP”) of the Company’s shares exceeds US$6.825 for a period of 30 consecutive days. If the call right is exercised, the holders would be required to either (i) exercise the conversion option on the remaining principal outstanding or (ii) demand cash payment from the Company subject to a predetermined formula based on the conversion price of US$5.25 per share and the Company’s share price at the time of redemption.

Gross proceeds from the Notes of $139.7 million was allocated to the debt and equity components. The fair value of the debt portion of $126.8 million was estimated using a discounted cash flow model based on an expected term of 5 years and a discount rate of 7.5%. The residual of $10.5 million ($12.8 million net of deferred tax expense of $2.3 million) was recognized in other equity reserves. The debt component is recorded at amortized cost, net of transaction costs, and is accreted to the principal amount over the term of the Notes using an effective interest rate of 7.7%. Transaction costs of $3.2 million were incurred and allocated on a pro-rata basis with $2.9 million allocated to the debt component and $0.3 million allocated to the equity component.

The Notes are secured by all assets of the Company and are subordinate to the Revolving Credit Facility.

On April 11, 2019, in conjunction with the issuance of the Notes, the Company used $116.9 million of available proceeds from the Notes to repay in full the principal and accrued interest outstanding under the Sprott Facility and the Aurizona Construction Facility and terminate the associated Aurizona production-linked payment obligation to Sprott. The Company recorded a loss on settlement of debt of $13.3 million and loss on settlement of the production-payment liability of $0.6 million.

(c) Short-term Loan

On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility (the “Short-term Loan”) with the Company’s Chairman, Ross Beaty, which is a related party transaction, to provide short-term financing for general corporate and working capital purposes. The facility bears interest at 8% per annum, payable monthly, and matures on April 12, 2020.

On September 27, 2019, the Company drew an additional $20 million from the Revolving Credit Facility. Proceeds from the draw were used to repay principal and accrued interest outstanding under the Short-term Loan. Repayment of the Short-term Loan and accrued interest is also a related party transaction. The Company recorded a loss on settlement of the Short-term Loan of $0.2 million related to unamortized transaction costs.

(d) Standby Loan

On August 2, 2018, the Company entered in to a standby loan arrangement (the “Standby Loan”) with the Company’s Chairman, Ross Beaty, wherein he would make available up to $12.0 million that could be used by the Company for the continued development, construction and general working capital requirements of Aurizona.

On October 4, 2018, the Company drew the full amount of the Standby Loan. The loan bears interest at 8% per annum and is subject to a drawdown fee of 1% and standby fee of 1%. Principal and accrued interest is payable upon receipt of the final instalment due from Serabi in relation to Anfield Gold Corp.’s disposal of its Coringa project immediately prior to Anfield’s acquisition by Equinox Gold. The Company incurred financing costs of $0.2 million in respect to the Standby Loan, which have been included in the carrying value of the Standby Loan and are amortized using an effective interest rate of 9.7%.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

13. Loans and borrowings (continued)

The Standby Loan is unsecured. In the event the Company defaults on repayment, Mr. Beaty has the right to assume the security the Company holds for its $12.0 million receivable from Serabi.

In December 2019, the Standby Loan agreement was amended to extend the term of the loan to March 31, 2020. The Company determined the amendment to the Standby Loan was a non-substantial modification. No gain or loss was recorded on modification and no additional transaction costs were incurred.

(e) Sandstorm Debenture

At December 31, 2017, the Company had a $30.0 million debenture with Sandstorm (the “Sandstorm Debenture”). The Sandstorm Debenture bears interest at a rate of 5% per annum and was repayable in three equal annual tranches of $10.0 million plus outstanding accrued interest beginning June 30, 2018. The Company has the right to repay the principal and interest owing on each repayment date with common shares of the Company. The number of common shares to be issued is determined based on the principal and interest to be repaid divided by the higher of C$4.50 per share and the 20-day volume weighted average Canadian dollar trading price of the Company’s common shares (the “Conversion Price”) provided that Sandstorm owns less than 20% of the outstanding common shares of the Company after such share issuance.

On January 3, 2018, Sandstorm sold to Mr. Beaty $15.0 million principal of the Sandstorm Debenture. In connection with this transaction, the Company agreed to amend the Sandstorm Debenture such that the $15.0 million principal purchased by Mr. Beaty was settled immediately via conversion to 3,703,703 Equinox Gold common shares. The Sandstorm Debenture was also modified on January 3, 2018, such that: (i) $3.9 million of outstanding accrued interest was added to the remaining principal; (ii) the June 30, 2018 instalment payment was eliminated; (iii) the June 30, 2019 instalment payment is $9.0 million principal plus outstanding accrued interest; and (iv) the final instalment payment on June 30, 2020 is $9.9 million principal plus outstanding accrued interest. No financing costs were incurred in respect of the transaction.

For the year ended December 31, 2018, the Company recognized a loss of $1.3 million on settlement of $15.0 million principal of the Sandstorm Debenture, which was determined by the difference between the $15.5 million fair value of the shares issued and the carrying value of the portion of the debenture extinguished. The carrying value of the portion extinguished was determined based on the relative fair values of the settled and outstanding portions of the Sandstorm Debenture as of January 3, 2018.

The Company determined the amendments to the Sandstorm Debenture did not result in a substantial modification of the instrument. Interest on the Sandstorm Debenture is recognized at the effective interest rate of 11.45% which amortizes the difference between the carrying value and the principal amount over the term to maturity.

On June 30, 2019, the Company issued to Sandstorm 2,227,835 common shares in consideration of the first instalment payment and accrued interest due of $10.5 million. The Company recorded a gain on extinguishment of debt of $0.3 million.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

13. Loans and borrowings (continued)
(f) Loans and borrowings continuity
The following is a summary of the changes in loans and borrowings arising from investing and financing activities for the years ended December 31, 2019 and 2018:

Balance - December 31, 2017	$43,461
Carrying value of debt extinguished by issuance of shares	(14,205)
$60.0 million draw from Aurizona Construction Facility, net of deferred financing costs	51,829
$120.0 million draw from Mesquite acquisition facilities, net of deferred financing costs	114,576
$12.0 million draw from Standby Loan, net of deferred financing costs	11,760
Accretion and accrued interest	6,692
Embedded derivative liability	1,283
Repayment of long-term debt	(837)
Balance - December 31, 2018	214,559
$10 million draw from Aurizona Construction Facility, net of deferred financing costs	8,814
$20 million draw from Short-term Loan, net of deferred financing costs	19,600
$20 million draw from Revolving Credit Facility, net of deferred financing costs	19,592
Modification gain and transaction costs on conversion of Mesquite Acquisition Credit Facility to Revolving Credit Facility	(1,804)
Debt component of Convertible Notes, net of deferred financing costs	123,942
Repayment of Sprott loans and Short-term Loan	(131,211)
Loss on extinguishment of Sprott debt and Short-term Loan	13,540
Debenture principal repayment settled by issuance of shares	(10,450)
Accretion and accrued interest	7,467
Balance - December 31, 2019	$264,049

14. Derivative financial instruments
(a) Foreign exchange contracts
Certain of the Company’s expenditures at its Brazilian operation are denominated in the Brazilian Réal (“BRL”). During 2019, the Company initiated a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the BRL relative to the US dollar.
As at December 31, 2019, the Company had in place USD:BRL put and call options (the “Collars”) with the following notional amounts, weighted average rates and maturity dates:
Dates	USD notional amount	Call options’ weighted average USD:BRL rates	Put options’ weighted average USD:BRL rates
January 1 - December 31, 2020	$84,200	4.03	4.39
January 1 - April 30, 2021	19,100	4.07	4.51
Total	$103,300	4.03	4.41

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

14. Derivative financial instruments (continued)
The Collars have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in foreign exchange gains and losses within other income (expense). The Company entered into these contracts at no premium and therefore incurred no investment costs at inception. For the year ended December 31, 2019, the Company recorded a realized loss of $1.2 million on Collars settled in the period in foreign exchange gains and losses within other income (expense) and an unrealized gain of $1.6 million on Collars outstanding at period end. The fair value of Collars at December 31, 2019 was $1.6 million, of which $1.3 million was recorded as current derivative assets and $0.3 million was included in other assets.
(b) Warrant liability

The functional currency of the Company is the US dollar. As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.

The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX for warrants that are trading.

Balance - December 31, 2017		$37,784
Warrants issued		336
Warrants exercised		(257)
Change in fair value		(19,002)
Balance - December 31, 2018		18,861
Warrants exercised		(868)
Change in fair value		38,153
Balance - December 31, 2019		$56,146

The fair value of non-traded warrants was calculated with the following weighted average assumptions:
	December 31, 2019	December 31, 2018
Risk-free rate	1.7%	1.9%
Warrant expected life	1.2 years	2.2 years
Expected volatility	45.1%	46.2%
Expected dividend	0.0%	0.0%
Share price (C$)	$10.16	$5.25
The fair value of traded warrants was based on the market price of C$0.42 per warrant on December 31, 2019 (December 31, 2018 - C$0.17).

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

15. Reclamation obligation
	Mesquite	Aurizona	Castle Mtn	Koricancha	Total
Balance - December 31, 2017	$-	$4,735	$339	$348	$5,422
Assumed with acquisition	17,675	-	-	-	17,675
Accretion	92	275	-	16	383
Disposals	-	-	-	(364)	(364)
Change in estimates	1,690	(225)	67	-	1,532
Foreign exchange translation	-	(706)	-	-	(706)
Balance - December 31, 2018	19,457	4,079	406	-	23,942
Accretion	385	334	-	-	719
Change in estimates	1,579	3,586	508	-	5,673
Foreign exchange translation	-	(105)	-	-	(105)

	21,421	7,894	914	-	30,229
Current portion	(344)	-	-	-	(344)
Non-current portion	$21,077	$7,894	$914	$-	$29,885

The Company’s environmental permits require that it reclaims any land it disturbs during mine development, construction and operations. The majority of these reclamation costs are expected to be incurred subsequent to the end of the expected useful life of the operation to which they relate. The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and internal and external cost estimates.

The Company measures the provision at the expected value of future cash flows using inflation rates of 2.2% to 3.3% and discounted to the present value using discount rates of 1.8% to 5.8% depending on the region in which the liabilities will be realized. The undiscounted value of the provision as of December 31, 2019 was $38.1 million (2018 - $31.8 million).

The Company’s subsidiary, Western Mesquite Mines Inc., is required to post security for reclamation and for closure with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and for pit backfill with the California State Lands Commission under a public/private land lease agreement. The Company has met its security requirements in the form of bonds posted through surety underwriters totaling $0.3 million.

16. OTHER LONG-TERM Liabilities
	Note	December 31, 2019	December 31, 2018
Production payment liability	13(b)	$-	$4,977
Provision for legal and tax matters	28	4,049	3,763
Note payable	5(e)	-	1,706
Other liabilities		1,101	150
		$5,150	$10,596

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

17. SHARE CAPITAL
(a) Authorized and issued

The Company is authorized to issue an unlimited number of common shares with no par value.

On August 20, 2019, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share (the “Consolidation”). No fractional common shares were issued in connection with the Consolidation. As a result of the Consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis.

At December 31, 2019, 113.5 million common shares were issued and outstanding.

(b) Share issuances

On January 16, 2018, Pacific Road exercised its pre-existing non-dilution rights in connection with the acquisition of Castle Mountain in December 2017, resulting in the issuance of 4.2 million common shares for gross proceeds of $15.2 million (C$19.2 million). The Company incurred $0.5 million in share issuance costs.

On October 12, 2018, the Company closed brokered and non-brokered private placements (collectively, the “Private Placements”) of subscription receipts (the “Subscription Receipts”) to fund the Mesquite Acquisition. The Subscription Receipts were priced at C$4.75 each for aggregate gross proceeds of approximately $75 million (C$97.5 million). Each Subscription Receipt entitled the holder to receive one common share of Equinox Gold upon satisfaction of certain conditions (the “Release Conditions”), which were achieved on closing of the Mesquite Acquisition.

The brokered Private Placement consisted of 6,843,000 Subscription Receipts issued pursuant to an underwriting agreement entered into with a syndicate of banks (collectively, the “Underwriters”). The non-brokered Private Placement consisted of 13,683,320 Subscription Receipts issued pursuant to subscription agreements with investors. In connection with the brokered Private Placement, the Company agreed to pay the Underwriters, subject to certain adjustments, a cash fee of 5% of the gross proceeds of the brokered Private Placement on satisfaction of the Release Conditions. The Company incurred $2.0 million in share issuance costs in respect of the Private Placements.

In connection with the $20 million Sprott Facility obtained on October 30, 2018, the Company issued to Sprott 0.4 million common shares. An amendment of the existing credit facility between the Company’s wholly-owned subsidiary, Aurizona Goldfields Corp., and Sprott was required in connection with the Sprott Facility and provided for the issuance of 875,000 warrants to purchase common shares of the Company to Sprott at an exercise price of C$5.70, for a term of 4.25 years.

On June 30, 2019, the Company issued to Sandstorm 2.2 million common shares as settlement of the first principal instalment and accrued interest due under the Debenture.

(c) Share purchase options

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants with the exercise price, expiry date, and vesting conditions determined by the Board of Directors.  All options are equity settled.  The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

17.	SHARE CAPITAL (CONTINUED)
	During the year ended December 31, 2019, the Company granted 0.4 million (2018 - 0.5 million) share purchase options to directors, officers, employees and consultants of the Company. The fair value of options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:
					2019	2018
	Exercise price (C$)				$5.30	$5.45
	Risk-free interest rate				1.8%	2.1%
	Volatility				65.7%	68.6%
	Dividend yield				0.0%	0.0%
	Expected life				5.0 years	4.8 years
	Total share-based compensation expense for the year ended December 31, 2019 related to the vesting of stock options was $0.9 million (2018 - $1.0 million).
	A summary of the Company’s share purchase options is as follows:
					Shares issuable on exercise of options	Weighted average exercise price (C$)
	Outstanding, December 31, 2017				2,635,747	$7.00
	Granted				543,052	5.45
	Exercised				(158,520)	3.10
	Expired/forfeited				(243,977)	10.70
	Outstanding, December 31, 2018				2,776,302	$6.35
	Granted				359,210	5.30
	Exercised				(240,895)	2.85
	Expired/forfeited				(219,504)	10.97
	Outstanding, December 31, 2019				2,675,113	$5.99
	At December 31, 2019, the Company had the following options issued and outstanding:
	Options Outstanding				Options Exercisable
	Range of exercise price (C$)	Number of options	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (C$)
	$2.15 - $2.99	781,930	$2.52	1.63	781,930	$2.52
	$3.00 - $5.99	1,393,181	5.26	3.45	869,748	3.26
	$6.00 - $8.99	114,923	6.79	1.89	104,014	6.17
	$9.00 - $11.99	46,126	11.62	2.45	46,126	11.62
	$12.00 - $17.15	338,953	15.94	1.53	338,953	15.94
		2,675,113			2,140,771
	The weighted average exercise price of options exercisable at December 31, 2019, was C$5.32.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

17. SHARE CAPITAL (CONTINUED)

           (d)   Share purchase warrants

A continuity of the Company’s share purchase warrants is as follows:
	Shares issuable on exercise of warrants	Weighted average exercise price (C$)
Outstanding, December 31, 2017	23,457,178	$12.45
Issued	1,575,000	5.35
Exercised	(127,915)	2.35
Expired	(338,401)	23.15
Outstanding, December 31, 2018	24,565,862	$11.90
Exercised	(363,235)	5.36
Expired	(151,437)	14.60
Outstanding, December 31, 2019	24,051,190	$12.00

At December 31, 2019, the Company had the following share purchase warrants issued and outstanding:
Range of exercise price (C$)(1)	Shares issuable on exercise of warrants	Weighted average exercise price (C$)(1)	Expiry dates
$3.67 - $4.99	3,632,455	$4.43	June 2020 - May 2021
$5.00 - $9.99	3,359,046	5.61	June 2020 - May 2023
$10.00 - $14.99	830,495	11.53	December 2020 - August 2021
$15.00 - $19.99	16,093,384	15.00	October 2021
$20.00 - $25.00	135,810	20.83	June 2020 - July 2020
	24,051,190

(1)	Pursuant to the Arrangement (note 5(d)), 24,051,190 warrants with a weighted average exercise price of $12.00 are exercisable into one common share of Equinox Gold and one-half of a share of Solaris. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.

Subsequent to December 31, 2019, the Company issued 932,647 common shares for warrants exercised, including 155,000 common shares for warrants that were exercised on December 31, 2019.

(e) Restricted share units

Equity settled RSUs

Under the terms of the Equinox Gold Restricted Share Unit Plan (“RSU Plan”) the Board of Directors may, from time to time, grant to employees, officers and consultants, RSUs and pRSUs in such numbers and for such terms as may be determined by the Board of Directors. RSUs granted under the RSU Plan are exercisable in shares after the vesting conditions, as specified by the Board of Directors, are met and until the third calendar year after the year in which the RSUs have been granted.

During year ended December 31, 2019, the Company granted 0.5 million RSUs (2018 - 0.7 million) and 0.1 million pRSUs (2018 - 0.1 million) to directors, officers and employees. The fair value of RSUs was determined based on the Company’s share price on the date of grant. The weighted average share price for RSUs granted in the year was C$5.65 (2018 - C$6.40). The pRSUs vest three years from the date of grant and the actual number of shares issued will range from 50% to 150% of the pRSU grant based on the Company’s share price performance compared to the Junior Gold Miner’s Index (GDXJ). Compensation expense related to the pRSUs is recorded over the three-year vesting period and the amount is adjusted at each reporting period to reflect the change in quoted market value of the Company’s common shares, the number of pRSUs expected to vest, and the expected performance factor.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

17. SHARE CAPITAL (CONTINUED)

In 2018, the Company granted 0.8 million pRSUs to the Company’s Chairman, Ross Beaty, which have a fair value of $1.9 million. Vesting of these pRSUs is based on the Company’s share price reaching specified levels as determined by the Board of Directors. The term to expiry is five years and any shares issued in connection with the grant have a mandatory hold period of two years.

The number of shares issued upon vesting of these pRSUs is determined by multiplying the number of pRSUs granted by an adjustment factor, which ranges from 0 to 3.0 based on the share price achieved by the Company. The estimated fair value of the pRSUs is amortized on a straight-line basis over the expected performance period.

During the year ended December 31, 2019, the Company issued 0.2 million and 0.1 million common shares to settle RSUs and pRSUs, respectively, that vested in the year (2018 - 0.3 million RSUs; 0.1 million pRSUs). Total share-based compensation expense for the year ended December 31, 2019 related to the vesting of RSUs and pRSUs was $3.9 million (2018 - $4.6 million).

A continuity table of the equity-settled RSUs and pRSUs outstanding is as follows:
	RSUs	pRSUs
Outstanding, December 31, 2017	143,363	441,994
Granted	690,998	822,100
Settled	(287,634)	(121,550)
Forfeited	(3,450)	-
Outstanding, December 31, 2018	543,277	1,142,544
Granted	488,560	143,740
Settled	(220,289)	(129,706)
Forfeited	(8,500)	(44,200)
Outstanding, December 31, 2019	803,048	1,112,378

Cash settled RSUs

Under the terms of the RSU plan, certain RSUs granted to eligible employees entitle the holder to a cash payment equal to the number of RSUs granted, multiplied by the quoted market value of the Company’s common shares on completion of the vesting period (the “cash-settled RSUs”). Compensation expense related to these RSUs is recorded over a two-year vesting period. The amount of compensation expense is adjusted at each reporting period to reflect the change in quoted market value of the Company’s common shares and the number of RSUs expected to vest.

During the year ended December 31, 2019, the Company granted 0.2 million cash-settled RSUs (2018 - nil) with a weighted average grant date fair value of C$6.11. The total fair value of cash settled RSUs outstanding as at December 31, 2019 was $0.2 million and is included in other liabilities.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

18. operating expenses
Operating expenses consists of the following components by nature:
	2019	2018
Raw materials and consumables	$86,407	$11,541
Salaries and employee benefits	36,524	5,532
Contractors	31,819	2,221
Repairs and maintenance	20,195	3,783
Site administration	10,823	997
Royalties	9,451	799

	195,219	24,873
Less: Change in inventories	(36,021)	(5,845)
Total operating expenses	$159,198	$19,028

19. General and administration
General and administration for the Company consists of the following components by nature:
	2019	2018
Salaries and benefits	$6,904	$5,547
Share-based compensation	5,017	5,649
Professional fees	3,672	2,390
Office and other expenses	3,899	2,798
Amortization	484	77
Total general and administration	$19,976	$16,461

20. Other income (expense) (continued)
Other income (expense) consists of the following components:
	Note	2019	2018
Change in fair value of warrants	14(b)	$(38,185)	$19,002
Foreign exchange gain (loss)		288	(7,834)
Loss on settlement of debt and production payment liability	13(b),(c)	(14,123)	(1,299)
Other income (expense)		178	(9,631)
Loss from equity investment	5(d)	(881)	-
Total other income (expense)		$(52,723)	$238

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

21. Income taxes

Income tax expense differs from the amount that would result from applying Canadian federal and provincial income tax rates of 27% (2018 - 27%) to earnings before income taxes. These differences result from the following items:

	2019	2018
Loss before income taxes	$(13,186)	$(37,070)
Canadian federal and provincial income tax rates	27%	27%
Expected income tax recovery based on the above rates	(3,560)	(10,009)
Non-deductible expenses	3,000	3,250
Non-taxable bargain purchase gain from Mesquite Acquisition	-	(176)
Impairment and disposition of Elk Gold	536	2,679
Change in fair value of derivative liabilities	10,310	(5,394)
Repayment of long-term debt	1,448	-
Deconsolidation of Solaris	1,008	-
Disposition of discontinued operation	-	(3,761)
Tax effect of deferred tax assets for which no tax benefit has been recognized	5,238	8,097
Foreign exchange and other	(10,842)	7,649
Total tax expense	7,138	2,335

Current tax expense	7,250	468
Deferred tax expense (recovery)	(112)	1,867
Total tax expense	$7,138	$2,335

The significant components of the Company’s recognized net deferred tax assets and liabilities are as follows:
	December 31, 2019	December 31, 2018

Non-capital losses	$11,698	$7,559
Mineral property, plant and equipment	4,727	3,691
Other	1,290	1,671
Total deferred tax assets	$17,715	$12,921

Mineral properties, plant and equipment	$(18,456)	$(16,800)
Other	(9,971)	(4,609)
Total deferred tax liabilities	$(28,427)	$(21,409)
Net deferred tax liability	$(10,712)	$(8,488)

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

21. Income taxes (CONTINUED)

The movement in the deferred tax assets and liabilities during the year is as follows:

Balance - December 31, 2017	(7,685)
Recognized in net loss	(1,867)
Acquisition of Mesquite	1,064
Balance - December 31, 2018	(8,488)
Recognized in net loss	112
Recognized in equity component of Convertible Notes	(2,336)
Balance - December 31, 2019	(10,712)

A reconciliation of net deferred tax assets and liabilities to the amounts presented in the consolidated statements of financial position follows:

	December 31, 2019	December 31, 2018
Deferred tax asset	-	1,064
Deferred tax liability	(10,712)	(9,552)
Net deferred tax liability	(10,712)	(8,488)

 In assessing the recoverability of deferred tax assets other than deferred tax assets arising from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Deductible temporary differences, unused tax losses and unused tax credits for which deferred tax assets have not been recognized are as follows:

	December 31, 2019	December 31, 2018
Non-capital losses	$41,647	$58,304
State non-capital losses	41,025	42,325
Mineral properties, plant and equipment	18,735	31,141
Share issue costs	4,522	4,976
Inventory	27,422	13,079
Unrealized foreign exchange losses on investment and advances	38,948	53,850
Reclamation obligation	28,609	14,018
State alternative minimum tax credit	6,525	6,525
Capital losses	36,570	21,501
Interest expense	16,557	18,024
Other	2,100	5,456
	$262,660	$269,199

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

21. Income taxes (continued)
The non-capital losses may be applied to reduce future years’ taxable income. The loss carryforwards expire as follows:
	December 31, 2019	December 31, 2018
Brazil (no expiry)	$6,929	$16,692
Mexico (expire between 2019-2028)	-	15,988
Canada (expire between 2026-2039)	34,719	23,420
Peru (expire between 2019-2022)	-	1,544
Chile (no expiry)	-	660
	$41,648	$58,304

22. Segmented information
	Mesquite	Aurizona	Castle Mountain	Other(1)	Corporate(2)	Total
Year ended December 31, 2019

Revenues	$178,175	$103,522	$-	$-	$-	$281,697
Operating expenses	(108,573)	(50,625)	-	-	-	(159,198)
Depreciation and depletion	(16,764)	(21,881)	-	-	-	(38,645)
Earnings from mine operations	52,838	31,016	-	-	-	83,854
Exploration	-	(2,028)	(4,723)	(2,003)	-	(8,754)
General and administration	-	-	-	(1,115)	(18,861)	(19,976)
Earnings (loss) from operations	52,838	28,988	(4,723)	(3,118)	(18,861)	55,124
Finance expense	(385)	(552)	(49)	-	(16,551)	(17,537)
Finance income	17	184	4	28	1,717	1,950
Other income (expense)	(1,756)	(4,179)	-	-	(46,788)	(52,723)
Income (loss) before taxes	50,714	24,441	(4,768)	(3,090)	(80,483)	(13,186)
Tax recovery (expense)	(6,713)	(2,970)	-	135	2,410	(7,138)
Net income (loss)	$44,001	$21,471	$(4,768)	$(2,955)	$(78,073)	$(20,324)
(1) Includes results of Solaris and Gold Mountain until respective deconsolidation and disposal. (2) Includes equity loss from Solaris from the date of deconsolidation.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

22. Segmented information (continued)
	Mesquite	Aurizona	Castle Mountain	Other	Corporate	Total
Year ended December 31, 2018

Revenues	$30,159	$-	$-	$-	$-	$30,159
Operating expenses	(19,028)	-	-	-	-	(19,028)
Depreciation and depletion	(4,201)	-	-	-	-	(4,201)
Earnings from mine operations	6,930	-	-	-	-	6,930
Impairment	-	(3,360)	-	(9,923)	-	(13,283)
Exploration	(2)	(1,531)	(8,176)	(2,523)	-	(12,232)
General and administration	-	-	-	(313)	(16,148)	(16,461)
Earnings (loss) from operations	6,928	(4,891)	(8,176)	(12,759)	(16,148)	(35,046)
Finance expense	(1,911)	(300)	(120)	-	(4,367)	(6,698)
Finance income	-	2,525	-	6	1,905	4,436
Other income (expense)	102	(13,974)	4	75	14,031	238
Income (loss) before taxes	5,119	(16,640)	(8,292)	(12,678)	(4,579)	(37,070)
Tax expense	(448)	(1,588)	-	(299)	-	(2,335)
Net income (loss) from continuing operations	$4,671	$(18,228)	$(8,292)	$(12,977)	$(4,579)	$(39,405)

			Total assets		Total liabilities
			December 31,		December 31,
			2019	2018	2019	2018
Mesquite			$247,797	$210,371	$(135,192)	$(162,724)
Aurizona			380,641	321,223	(55,625)	(111,165)
Castle Mountain			158,127	134,843	(11,231)	(2,466)
Other			-	25,715	-	(416)
Corporate			52,785	49,721	(234,243)	(55,804)
			$839,350	$741,873	$(436,291)	$(332,575)

The Company has only one revenue stream, being the sale of gold doré. All revenue is attributable to the sale of doré from Mesquite in the United States and Aurizona in Brazil to one customer. Information about the Company’s non-current assets by jurisdiction is detailed below:
			December 31, 2019		December 31, 2018
United States				$347,784		$280,248
Brazil				310,241		294,343
Canada				32,669		19,781
Mexico				-		19,460
Other				-		450
				$690,694		$614,282

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

23. Supplemental cash flow information
During the years ended December 31, 2019 and 2018, the Company conducted the following non-cash investing and financing transactions:
	2019	2018
Shares and warrants issued to settle debt (note 13(e))	$10,110	$15,504
Non-cash changes in accounts payable in relation to capital expenditures	(1,427)	17,379
Non-cash proceeds from disposition of assets (note 5(c))	4,431	7,791
Recoverable taxes reclassified from mineral properties, plant and equipment to accounts receivable and other assets (note 10)	(11,294)	-
Right-of-use assets recognized	1,548	-
Shares issued in debt financing (note 17(b))	-	1,320
Consideration payable for Mesquite Acquisition (note 5(b))	-	12,451

24. Related party transactions

 Related party expenses and balances

The Company’s Chairman, Ross Beaty, is a significant shareholder and considered a related party of the Company. In April 2019, the Company entered into a one-year unsecured $20 million revolving credit facility with Mr. Beaty (note 13(c)), which it repaid in September 2019.

In January 2018, the Company issued 3.7 million common shares to Mr. Beaty to settle the $15.0 million debenture owned by Mr. Beaty (note 13(e)). In October 2018, Mr. Beaty invested $10.0 million in the Private Placements to purchase an additional 2,736,842 common shares (note 17(b)).

At December 31, 2019, the total balance owing to Mr. Beaty was $13.2 million (2018 - $12.2 million), including accrued interest of $1.2 million related to the Company’s Standby Loan (note 13(d)).

Key management personnel compensation

The key management of the Company comprises executive and non-executive directors and members of executive management. The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2019	2018
Salaries, directors’ fees and other short-term benefits	$2,762	$2,690
Share-based payments	1,940	2,078
Total key management personnel compensation	$4,702	$4,768

At December 31, 2019, $1.2 million (December 31, 2018 - $0.9 million) was owed by the Company to management for accrued salary and bonuses and the reimbursement of expenses.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

25. Capital management

The Company’s primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity and loans and borrowings net of cash and cash equivalents. Capital, as defined above is summarized in the following table:

	December 31, 2019	December 31, 2018
Equity	$403,059	$394,779
Loans and borrowings	264,049	214,559

	667,108	609,338
Cash and cash equivalents	(67,716)	(60,822)
Total	$599,392	$548,516

The Company manages its capital structure and make adjustments as necessary. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company manages and makes adjustments to its capital structure in light of economic conditions. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

Pacific Road has certain non-dilution rights pursuant to an investment agreement dated May 7, 2015 whereby as long as Pacific Road holds at least 5% of Equinox Gold's common shares, Pacific Road has the right to maintain all or a portion of its ownership interest in the Company following any new issuance of Equinox Gold common shares.

In connection with the issuance of the Convertible Notes, the Company and Mubadala entered into an investor rights agreement, providing Mubadala, among certain other rights, the right to a nominee on the Company’s Board of Directors and standard anti-dilution rights.

26. Financial instrument risk exposure and risk management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.
(a) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable and deposits and reclamation bonds. Exposure to credit risk related to financial institutions and cash deposits is limited through maintaining cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. Credit risk with respect to receivables from the sale of non-core assets is mitigated by security held in the event of default.

The carrying value of these financial assets totaling $104.6 million represents the maximum exposure to credit risk.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

26. Financial instrument risk exposure and risk management (continued)
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents. A summary of contractual maturities of financial liabilities is included in note 28.
(c) Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.
(i) Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits and interest paid on floating rate borrowings.

Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and short-term deposits.

The Company is exposed to interest rate risk due to the floating rate interest on its Revolving Credit Facility. A 10% change in interest rates at the reporting date would have a $0.2 million impact on net loss in the year.

(ii) Foreign currency risk
The Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian Real and Canadian dollar.
Financial assets and liabilities denominated in currencies other than the US dollar are as follows:
	December 31, 2019		December 31, 2018
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Brazilian Reals	$28,653	$28,986	$19,810	$20,984
Canadian dollars	18,721	6,987	26,311	3,026
Total	$47,374	$35,973	$46,121	$24,010

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

26. Financial instrument risk exposure and risk management (continued)

Of the financial assets listed above, $12.9 million (December 31, 2018 - $19.8 million) represent cash and cash equivalents held in Brazilian Reals and $7.8 million (December 31, 2018 - $25.8 million) represent cash and cash equivalents held in Canadian dollars. Minimal cash is held in other currencies.

At December 31, 2019, with other variables unchanged, a 10% strengthening of the US dollar against the above currencies would have decreased net loss by approximately $1.0 million (December 31, 2018 - $2.0 million). A 10% weakening of the US dollar would have the opposite effect on net loss.

The Company has a foreign currency exchange risk management program (note 14(a)) in order to manage foreign currency risk on its Brazilian Real expenditures.

(iii) Commodity price risk
Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market price for this precious metal could negatively impact the Company’s future operations. The Company has not hedged any of its gold sales.

27. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 - quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 - inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

As at December 31, 2019, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants and Collars are measured at fair value using Level 2 inputs. The fair value of the long-term receivables, Convertible Notes, Debenture, Revolving Credit Facility, and Standby Loan, for disclosure purposes, are determined using Level 2 inputs. The carrying values of cash and cash equivalents, accounts receivable, reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-traded warrants is determined using an option pricing formula (note 14(b)). The fair value of Collars is measured based on forward foreign exchange rates.

The fair value of the long-term receivables, Convertible Notes, Debenture, Revolving Credit Facility, and Standby Loan for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

There were no transfers between fair value levels during the year.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

27.	Fair value measurements (continued)
The following table provides the fair value of each classification of financial instrument as at December 31:
	2019	2018

Loans and receivables:
Cash and cash equivalents	$67,716	$60,822
Restricted cash	15,285	15,596
Receivable from Serabi	12,033	10,909
Long term receivables	11,986	7,629
Reclamation bonds and other receivables	577	767
Financial assets at FVTPL:
Marketable securities	988	1,782
Collars	1,640	-
Total financial assets	$110,225	$97,505

Financial liabilities at FVTPL:
Traded warrants	$26,056	$9,730
Non-traded warrants	30,090	9,131
Other:
Accounts payable and accrued liabilities	67,047	55,460
Convertible Notes	137,995	-
Revolving Credit Facility	120,225	84,844
Debenture	10,061	17,746
Sprott Facility	-	18,452
Aurizona Credit Facility	-	67,627
Standby Loan	13,252	12,000
Production-linked liability	-	5,024
Other liabilities	1,795	1,706
Total financial liabilities	$406,521	$281,720

28. Commitments and contingencies
At December 31, 2019, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$331,720	$77,462	$53,364	$52,280	$6,983	$141,631	$-
Accounts payable and accrued liabilities	67,047	67,047	-	-	-	-	-
Reclamation obligations(1)	38,116	459	3,642	4,547	3,204	3,717	22,547
Purchase commitments	27,638	25,008	1,541	969	112	7	1
Lease commitments	1,068	365	204	210	216	73	-
Total	$465,589	$170,341	$58,751	$58,006	$10,515	$145,428	$22,548
(1) Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

Notes to Consolidated Financial Statements (Tables expressed in thousands of United States dollars, except share and per share amounts) For the years ended December 31, 2019 and 2018

28. Commitments and contingencies (CONTINUED)

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At December 31, 2019, the Company recorded a legal provision for these items totaling $4.0 million (December 31, 2018 - $2.9 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At December 31, 2019, the Company has recorded restricted cash of $13.9 million (December 31, 2018 - $7.5 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transaction prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines are imposable under statute that could result from non-compliance with a five-year statute of limitations.

If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.